FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

**For registration of certain classes of securities pursuant to section 12(b)
or 12(g) of the Securities Exchange Act of 1934**

GENESEE & WYOMING INC.
(Exact name of Registrant as specified in its charter)

Delaware	**06-0984624**
(State of incorporation or organization)	(IRS Employer Identification No.)
66 Field Point Road, Greenwich, Connecticut	**06830**
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	**Name of each exchange on which each class is to be registered**
Class A Common Stock, $.01 par value	**New York Stock Exchange, Inc.**

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities Act registration statement file number to which this form relates: **No. 333-3972**

Securities to be registered pursuant to Section 12(g) of the Act: **None**

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

The description of the Registrant's shares of Class A Common Stock, $.01 par value (the "Common Stock") to be registered hereunder is incorporated by reference from the description of the Common Stock contained in the Prospectus included in the Registrant's Registration Statement on Form S-3 (No. 333-73026), which was filed with the Securities and Exchange Commission on November 28, 2001.

Item 2. Exhibits.

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 23rd day of September 2002.

GENESEE & WYOMING INC.

By: /s/ Mortimer B. Fuller, III
      Mortimer B. Fuller, III
      Chairman of the Board and CEO

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